UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                     (Amendment No.  )*

                         IMPATH Inc.
                    ____________________
                      (Name of Issuer)

                  Common Stock, $.01 Par Value
                   __________________________
                 (Title of Class of Securities)

                             45255G101
                          ______________
                          (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a report-ing person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     (Continued on following page(s))


                       Page 1 of 9 Pages







CUSIP No.	45255G101 	   13G			Page 2 of 9


(1)	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	William D. Witter, Inc.
	F13-2879276
_____________________________________________________________________

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [  ]
							    (b) [  ]
_____________________________________________________________________

(3)	SEC USE ONLY
_____________________________________________________________________

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

	One Citicorp Center
	153 East 53rd Street
	New York, New York 10022-4611

NUMBER OF	(5)	SOLE VOTING POWER		565,500
SHARES		------------------------------------------------
BENEFICIALLY	(6)	SHARED VOTING POWER	        None
OWNED BY	------------------------------------------------
EACH   		(7)	SOLE DISPOSITIVE POWER	        566,200
REPORTING	------------------------------------------------
PERSON WITH	(8)	SHARED DISPOSITIVE POWER        None
_____________________________________________________________________

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	566,200
_____________________________________________________________________

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
_____________________________________________________________________

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	7.3%
_____________________________________________________________________

(12)	TYPE OF REPORTING PERSON

	IA






CUSIP No.	45255G101         13G			Page 3 of 9


(1)	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	William D. Witter
	###-##-####
_____________________________________________________________________

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
							     (b)  [X]
_____________________________________________________________________

(3)	SEC USE ONLY
_____________________________________________________________________

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

	One Citicorp Center
	153 East 53rd Street
	New York, New York 10022-4611
_____________________________________________________________________

NUMBER OF	(5)	SOLE VOTING POWER		565,500
SHARES		-----------------------------------------------------
BENEFICIALLY	(6)	SHARED VOTING POWER		None
OWNED BY	-----------------------------------------------------
EACH		(7)	SOLE DISPOSITIVE POWER		566,200
REPORTING	-----------------------------------------------------
PERSON WITH	(8)	SHARED DISPOSITIVE POWER	None

_____________________________________________________________________

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	566,200
_____________________________________________________________________

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*
_____________________________________________________________________

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	7.3%
_____________________________________________________________________

(12)	TYPE OF REPORTING PERSON

	IN

Item 1.

[a]	Name of Issuer: IMPATH Inc.

[b]	Address of Issuer's Principal Executive	Offices:

	6th Floor/521 West 57th Street
        New York, New York 10019


Item 2.

[a]	Name of Person Filing; Address of Principal Business Office;
	and Place of Organization:

This statement is filed on behalf of (i) William D. Witter, Inc. ("Witter, Inc.") and (ii) William D. Witter. Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." The principal office and business address of the Reporting Persons is 153 East 53rd Street, 51st Floor, New York, New York 10022.

Witter, Inc. is a New York corporation registered as an investment adviser under the Advisers Act of 1940 and also serves as the investment adviser to institutional and individual clients. William
D. Witter is the President and 98.6% shareholder of Witter, Inc. and is principally responsible for the selection, acquisition and disposition of the portfolio securities by Witter, Inc.

[b]	Title of Class of Securities:	Common Stock

[c]	CUSIP Number:	45255G101

Item 3.	This Schedule is being filed pursuant to Rule 13d-1(b):

[a]	(  )	Broker or Dealer registered under Section 15 of the
		Act

[b]	(  )	Bank as defined in Section 3(a)(6) of the Act

[c]	(  )	Insurance Company as defined in Section 3(a)(19) of
		the Act

[d]	(  )	Investment Company registered under Section 8 of the
		Investment Company Act

[e]	(XX)	Investment Adviser registered under Section 203 of
		the Investment Advisers Act of 1940

[f]	(  )    Employee Benefit Plan, Pension Fund which is subject
		to the provisions of the Employee Retirement Income
		Security Act of 1974 or Endowment Fund; see
		$240 13d-1(b)(1)(ii)(F)

[g]	(  )	Parent Holding Company, in accordance with
		$ 240 13d-1(b)(ii)(G)

[h]	(   )	Group, in accordance with $ 240 13d-1(b)(1)(ii)(H)

See Exhibit A attached hereto.

Item 4.	Ownership:

[a]	Amount Beneficially Owned:

566,200 shares of Common Stock are beneficially owned by Witter, Inc. and William D. Witter.

[ b]	Percent of Class:

7.3% of the Common Stock is beneficially owned by Witter, Inc. and William D. Witter.

[c]	Number of Shares as to Which such Person has Rights to vote
        and/or Dispose of Securities:

Witter, Inc. has the sole power to vote or to direct the vote of 565,500 shares. William D. Witter has the sole power to vote or to direct the vote of 565,500 shares by virtue of being the President and primary owner of Witter, Inc. Witter, Inc. and William D. Witter have the sole power to dispose or to direct the disposition of all securities reported hereby which are beneficially owned respectively by Witter, Inc. and William D. Witter.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of secur-ities, check the following ___.

Item 6.	Ownership of More than Five Percent on Behalf of Another
        Person:

The shares owned directly by Witter, Inc. are held on behalf of various clients of the firm. These clients have the right to receive or power to direct the receipt of dividends from, or the proceeds, from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company:

See Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of a Group:

N/A

Item 9.	Notice of Dissolution of Group: N/A

Item 10.Certification:

The undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in con-nection with or as a participant in any transaction having such purpose or effect.

			SIGNATURE


After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.


Dated:	July 5, 2000
	________________


					WILLIAM D. WITTER, INC.


					By: /s/ William D. Witter
					     William D. Witter
					      President

EXHIBIT A

This Exhibit explains the relationship between the Reporting Persons. William D. Witter, Inc. is a New York corporation reg-istered as an investment adviser under the Advisers Act. Witter, Inc. serves as an investment adviser for individuals and insti-tutions. William D. Witter is the President of William D. Witter, Inc.